

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 7, 2010

Mr. Kade Thompson
President, Chief Executive Officer, Chief Financial Officer, and Director
Thompson Designs, Inc.
3315 East Russel Road, Suite A-4129
Las Vegas, NV 89120

> **Re:** **Thompson Designs, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **File No. 333-170155**

Dear Mr. Thompson:

We have reviewed the above-captioned filing and have the following comments.

General

1. We reissue comment one of our letter dated November 22, 2010. Your disclosure indicates that you are a development stage company that has no (i) revenues, (ii) assets other than nominal cash, (iii) plans for financing your activities, (iv) agreements with customers and (v) employees other than Mr. Thompson. Your business activities to date provide no assurance that you will be able to survive in the short or long term and your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise the registration statement accordingly.

Exhibit 5.1

2. Refer to comment 12 of our letter dated November 22, 2010. As noted previously, counsel must consent to being named in the registration statement under "Interests of Named Experts and Counsel." Please revise to include reference to that caption.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

You may direct questions regarding comments on the financial statements and related matters to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (702) 385-1752 and U.S. Mail
     Puoy K. Premsrirut, Esq.
     Brown, Brown & Premsrirut
     520 South 4th Street, 2nd Floor
     Las Vegas, NV 89101